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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                               (Amendment No. 1)
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         RENAISSANCE HOTEL GROUP N.V.
                           (Name of Subject Company)

                         MARRIOTT INTERNATIONAL, INC.
                                   (Bidder)

               Common Stock, Par Value 0.01 Netherlands Guilders
                        (Title of Class of Securities)

                                  N73689 10 6
                               -----------------
                     (CUSIP Number of Class of Securities)


    G. Cope Stewart III, Esq.                               Copy to:
   Marriott International, Inc.                      Jeffrey J. Rosen, Esq.
       10400 Fernwood Road                           O'Melveny & Myers LLP
     Bethesda, Maryland 20817                  555 13th Street, N.W., Suite 500W
          (301) 380-9555                          Washington, D.C. 20004-1109
  (Name, Address and Telephone Number                    (202) 383-5300
of Person Authorized to Receive Notices
and Communications on Behalf of Bidders)


                               February 17, 1997
                               -----------------
      Date of Event(s) which require filing of Statement on Schedule 13D

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation/1/: $956,610,000         Amount of Filing Fee/2/: $191,322
--------------------------------------------------------------------------------
/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all 30,100,000 outstanding shares of Common Stock of Renaissance Hotel Group N.V., and (ii) all 1,787,000 shares of Common Stock issuable pursuant to outstanding stock options, in each case at $30.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Marriott International, Inc. for such shares.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:  $191,322
Form or registration no.:  Schedule 14D-1
Filing Party:  Marriott International, Inc.
Date Filed:  February 24, 1997

                       (CONTINUED ON FOLLOWING PAGE(S))
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     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 and
Amendment No. 1 to Schedule 13D (together with the Schedule 14D-1, the "Schedule 14D-1") amends and supplements the Schedule 14D-1 and Schedule 13D of Marriott International, Inc., a Delaware corporation (the "Purchaser"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value 0.01 Netherlands Guilders (the "Shares"), of Renaissance Hotel Group N.V. (the "Company"). The Offer is being made pursuant to an Acquisition Agreement dated as of February 17, 1997 by and between the Company and the Purchaser. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission (the "Commission") on February 24, 1997. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, dated February 24, 1997, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

         In connection with the foregoing, the Purchaser is hereby amending and supplementing the Schedule 14D-1 as follows:

ITEM 10.  ADDITIONAL INFORMATION

     Item 10(b)-(c) is hereby amended and supplemented by the addition of the following paragraphs thereto:

     On February 28, 1997, the Purchaser filed its Notification and Report Form with respect to the acquisition of Shares pursuant to the Offer (the "ACQUISITION") under the HSR Act. Accordingly, under the provisions of the HSR Act applicable to the Offer, the waiting period with respect to the Offer will expire at 11:59 PM, New York City time, on March 15, 1997, unless (i) the Purchaser's filing were deemed by the Antitrust Division or the FTC to be incomplete, (ii) the Purchaser receives a request for additional information of documentary material, or (iii) the Antitrust Division and the FTC terminate the waiting period prior thereto.

     The Purchaser has completed its review of foreign antitrust and competition filings which it believes may be applicable to the Acquisition. The Purchaser has been advised by German counsel that the Acquisition is subject to German antitrust law, which requires the pre-closing approval of any merger or acquisition where (i) one party has consolidated worldwide net sales in its most recent financial year exceeding DM 2 billion or each of at least two parties to such a transaction has consolidated worldwide net sales exceeding DM 1 billion, and (ii) such transaction potentially has anticompetitive effects in Germany.

     Accordingly, on February 27, 1997, a pre-closing notification was filed with the German Federal Cartel Office in connection with the Acquisition. Unless the filing is deemed to be incomplete, the German Federal Cartel Office has an initial one-month review period in which it may either (i) approve the Acquisition, or (ii) initiate an investigation to examine the consequences of the Acquisition, which investigation cannot last more than a total of four months from the date of the original notification unless the parties to the transaction have agreed to an extension of that period. The German Federal Cartel Office can prohibit the Acquisition even after expiration of the four-month period if the transaction

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is being completed before either the expiration of the initial one-month period or if an investigation of the Acquisition has been initiated, the expiration of the four-month period, without an earlier clearance notice from the Federal Cartel Office. The Acquisition will not be effective under German law if a notice of prohibition is issued by the German Federal Cartel Office within the requisite waiting period or until (i) the one-month waiting period has expired and no additional investigation has been initiated, (ii) the four-month waiting period has expired, or (iii) a clearance notice from the German Federal Cartel Office is received. Breach of the relevant legislation or closing of the transaction without clearance or before the expiration of the relevant waiting periods may constitute an administrative offense and subject the Purchaser and the Company to fines.

     On February 27, 1997, the Purchaser filed a pre-closing notification with the German Federal Cartel Office in connection with the Offer. Accordingly, the initial one-month review period will expire on March 27, 1997, unless the German Federal Cartel Office deems the filing incomplete, commences an investigation of the Acquisition or approves the Acquisition prior thereto.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: February 28, 1997         MARRIOTT INTERNATIONAL, INC.

                                     By: /s/ Michael A. Stein
                                     ----------------------------------------
                                     Name:  Michael A. Stein
                                     Title: Executive Vice President
                                            and Chief Financial Officer

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